Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Distoken Acquisition Corporation (the “Company”) on Amendment No. 8 to Form S-1 (File No. 333-248822) of our report dated April 22, 2022, except for the second and third paragraphs of Note 8, as to which the date is February 2, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Distoken Acquisition Corporation as of December 31, 2021 and 2020, and for the year ended December 31, 2021, and for the period from July 1, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 2, 2023